Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:     + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email:  mail@drreddys.com

Web:   www.drreddys.com

February 11, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY) NSE

IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform that the Company’s management will be participating in the following investor conference with single institution(s)/ investor groups:

Date	Organized by	Location	Meeting mode	Nature of meet	Timing
17.02.2025	Investec	Abu Dhabi	In - Person	Group Meet	11:00 - 12:00 GST
17.02.2025	Investec	Dubai	In - Person	Group Meet	16:00 - 19:00 GST
18.02.2025	Investec	Dubai	In - Person	Group Meet	08:00 - 18:00 GST

Please note that the schedule of the aforesaid meeting is subject to change due to any exigencies on the part of Investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR